     As filed with the Securities and Exchange Commission on April 21, 1997

                                                 Registration No. 333-_________

===============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                              -------------------
                                    FORM S-3
                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933
                               ------------------

                           UNION PLANTERS CORPORATION
             (Exact Name of Registrant as Specified in its Charter)


              TENNESSEE                             62-0859007
           (State or Other                       (I.R.S. Employer
           Jurisdiction of                      Identification No.)
   Incorporation or Organization)

                          7130 GOODLETT FARMS PARKWAY
                            MEMPHIS, TENNESSEE 38018
                                 (901) 580-6000
  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)

                              E. JAMES HOUSE, JR.
                 SECRETARY AND MANAGER OF THE LEGAL DEPARTMENT
                           UNION PLANTERS CORPORATION
                          7130 GOODLETT FARMS PARKWAY
                            MEMPHIS, TENNESSEE 38018
                                 (901) 580-6584
(Name, address, including zip code, and telephone number, including area code, of agent for service)

 APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF SECURITIES TO THE PUBLIC:

     From time to time after this Registration Statement becomes effective.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [x]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of this prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                                                     CALCULATION OF REGISTRATION FEE

==================================================================================================================================
                                                             PROPOSED MAXIMUM           PROPOSED MAXIMUM
    TITLE OF SECURITIES            AMOUNT TO BE               OFFERING PRICE                AGGREGATE                AMOUNT OF
     TO BE REGISTERED               REGISTERED                 PER SHARE (1)           OFFERING PRICE (1)        REGISTRATION FEE
----------------------------------------------------------------------------------------------------------------------------------
    Common Stock, $5.00
    par value per share
      (and associated     59,992 shares (with Preferred Share     $42.81                   $2,568,857                  $779
         Preferred                     Rights)
       Share Rights)

==================================================================================================================================

(1) Estimated solely for purposes of calculating the registration fee, pursuant to Rule 457 under the Securities Act of 1933, as amended.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE TIME UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(a), SHALL DETERMINE.

===============================================================================

PROSPECTUS

                           UNION PLANTERS CORPORATION
                                  COMMON STOCK




         This Prospectus of Union Planters Corporation, a bank holding company organized and existing under the laws of the State of Tennessee ("UPC"), relates to up to 59,992 shares of common stock, $5.00 par value, of UPC (together with associated "Preferred Share Rights" (as defined herein), "UPC Common Stock") being offered by certain selling shareholders (the "Selling Shareholders"). See "Selling Shareholders." All of the shares of UPC Common Stock offered hereby may be offered from time to time by the Selling Shareholders. See "Plan of Distribution." UPC will not receive any of the proceeds from the sale of the shares of UPC Common Stock by the Selling Shareholders. See "Use of Proceeds." The shares of UPC Common Stock offered hereby were acquired by the Selling Shareholders from UPC in connection with the acquisition by UPC of PFIC Corporation, a corporation organized and existing under the laws of the State of Tennessee ("PFIC"), effected February 27, 1997, wherein the outstanding shares of the capital stock of PFIC were exchanged for shares of UPC Common Stock. The shares of UPC Common Stock issued in connection with the acquisition of PFIC were issued to the Selling Shareholders in reliance upon exemptions from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act").

         UPC Common Stock is traded on the New York Stock Exchange (the "NYSE") under the symbol "UPC" and, on April 16, 1997, the last sale price of UPC Common Stock was $43.38.

         The shares of UPC Common Stock may be offered from time to time in transactions through the NYSE, in negotiated transactions, or by a combination of such methods of sale. The shares of UPC Common Stock may be offered at fixed prices which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, or at negotiated prices. The Selling Shareholders may effect such transactions by selling the shares of UPC Common Stock to or through underwriters, broker-dealers, or agents. Such underwriters, broker-dealers, or agents may receive compensation in the form of discounts, concessions, or commissions from the Selling Shareholders or the purchasers of the shares of UPC Common Stock (or a combination of the two). Compensation to a particular broker-dealer might be in excess of customary commissions. See "Plan of Distribution."

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES
  AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS
                              A CRIMINAL OFFENSE.

  THE SECURITIES OFFERED HEREBY ARE NOT DEPOSITS, SAVINGS ACCOUNTS, OR OTHER OBLIGATIONS OF A DEPOSITORY INSTITUTION AND ARE NOT INSURED BY THE FEDERAL
       DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY OR
                               INSTRUMENTALITY.

                               ----------------

                The date of this Prospectus is April ___, 1997.

                             AVAILABLE INFORMATION

         UPC is subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, is required to file reports, proxy and information statements, and other information with the Securities and Exchange Commission (the "SEC"). Copies of such reports, proxy and information statements, and other information can be obtained, at prescribed rates, from the SEC by addressing written requests for such copies to the Public Reference Section at the SEC at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. In addition, such reports, proxy and information statements, and other information can be inspected at the public reference facilities referred to above and at the regional offices of the SEC at 7 World Trade Center, 13th Floor, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. The SEC also maintains a site on the World Wide Web at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The shares of UPC Common Stock are listed and traded on the NYSE under the symbol "UPC", and reports, proxy and information statements, and other information concerning UPC also may be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

         This Prospectus constitutes part of the Registration Statement on Form S-3 of UPC (including any exhibits and amendments thereto, the "Registration Statement") filed with the SEC under the Securities Act, relating to the securities offered hereby. This Prospectus does not include all of the information in the Registration Statement, certain portions of which have been omitted pursuant to the rules and regulations of the SEC. For further information about UPC and the securities offered hereby, reference is made to the Registration Statement. The Registration Statement may be inspected and copied, at prescribed rates, at the SEC's public reference facilities at the addresses set forth above.

                      DOCUMENTS INCORPORATED BY REFERENCE

         The following documents previously filed with the SEC by UPC pursuant to the Exchange Act are hereby incorporated by reference herein:

         (a) UPC's Annual Report on Form 10-K for the year ended December 31, 1996 (provided that any information included or incorporated by reference in response to Items 402(a)(8),
                  (i), (k), or (1) of Regulation S-K of the SEC shall not be deemed to be incorporated herein and is not part of the Registration Statement);

         (b) UPC's Current Reports on Form 8-K dated January 16, 1997 and April 17, 1997;

         (c) The description of the current management and Board of Directors contained in the Prospectus pursuant to Section 14(a) of the Exchange Act for UPC's Annual Meeting of Shareholders held on April 17, 1997;

         (d) UPC's Registration Statement on Form 8-A dated January 19, 1989, filed on February 1, 1989 (Commission File Number 0-6919), in connection with UPC's designation and authorization of its Series A Preferred Stock;

         (e) The description of the UPC Common Stock contained in UPC's Registration Statement under Section 12(b) of the Exchange Act and any amendment or report filed for the purpose of updating such description.

         All documents filed by UPC pursuant to Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of UPC Common Stock offered hereby, shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes hereof to the extent that a statement contained herein or in any subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed to constitute a part hereof, except as so modified or superseded.

         UPC will provide without charge, upon the written or oral request of any person, including any beneficial owner, to whom this Prospectus is delivered, a copy of any and all information (excluding certain exhibits) relating to UPC that has been incorporated by reference in the Registration Statement. Such requests should be directed to E. James House, Jr., Secretary and Manager of the Legal Department, Union Planters Corporation, 7130 Goodlett Farms Parkway, Memphis, Tennessee 38018 (telephone (901) 580-6584).

                                  THE COMPANY

         UPC, a Tennessee corporation, is a bank holding company registered with the Board of Governors of the Federal Reserve System (the "Federal Reserve") under the Bank Holding Company Act of 1956, as amended (the "BHC Act") and a savings and loan holding company registered with the Office of Thrift Supervision (the "OTS") under the Home Owners' Loan Act, as amended (the "HOLA"). As of December 31, 1996, UPC had total consolidated assets of approximately $15.2 billion, total consolidated loans of approximately $10.4 billion, total consolidated deposits of approximately $11.5 billion, and total consolidated shareholders' equity of approximately $1.4 billion.

         UPC conducts its business activities through its principal bank subsidiary, Union Planters National Bank ("UPNB"), founded in 1869, and headquartered in Memphis, Tennessee, 35 other bank subsidiaries and one savings bank subsidiary located in Tennessee, Mississippi, Missouri, Arkansas, Louisiana, Alabama, and Kentucky (collectively, the "UPC Banking Subsidiaries"). Through the UPC Banking Subsidiaries, UPC provides a diversified range of financial services in the communities in which it operates, including traditional banking services; consumer, commercial and corporate lending; retail banking; and mortgage banking. UPC also is engaged in mortgage servicing; investment management and trust services; the issuance and servicing of credit and debit cards; the origination, packaging, and securitization of the government-guaranteed portions of Small Business Administration loans; the purchase of delinquent Federal Housing Administration and Department of Veterans Affairs ("FHA/VA") government insured/guaranteed loans from third parties and Government National Mortgage Association ("GNMA") pools serviced for others; full-service and discount brokerage services; and the sale of bank-eligible insurance products and services.

         Through the UPC Banking Subsidiaries, UPC operates approximately 438 banking offices, and 544 ATMs. UPC's assets are allocable by state to its banking offices (before consolidating adjustments) approximately as follows:
$10.2 billion in Tennessee, $2.3 billion in Mississippi, $1.3 billion in Missouri, $665 million in Arkansas, $579 million in Louisiana, $451 million in Alabama, and $118 million in Kentucky.

         Acquisitions have been, and are expected to continue to be, an important part of the expansion of UPC's business. UPC completed four acquisitions in 1992, twelve in 1993, thirteen in 1994, three in 1995, and seven in 1996 adding approximately $1.6 billion in total assets in 1992, $1.7 billion in 1993, $3.8 billion in 1994, $1.3 billion in 1995, and $4.2 billion in 1996. For a discussion of UPC's acquisition program and UPC management's philosophy on that subject, see Note 2 to UPC's audited consolidated financial statements for the years ended December 31, 1996, 1995, and 1994 (on pages 45 through 46) contained in UPC's Annual Report to Shareholders which is Exhibit 13 to UPC's Annual Report on Form 10-K for the year ended December 31, 1996, which Exhibit 13 is incorporated by reference herein to the extent indicated herein.

         UPC expects to continue to take advantage of the consolidation of the financial services industry by further developing its franchise through the acquisition of financial institutions. Future acquisitions may entail the payment by UPC of consideration in excess of the book value of the underlying net assets acquired, may result in the issuance of additional shares of UPC capital stock or the incurring of additional indebtedness by UPC, and could have a dilutive effect on the earnings or book value per share of UPC Common Stock. Moreover, significant charges against earnings are sometimes required incidental to acquisitions.

         The principal executive offices of UPC are located at 7130 Goodlett Farms Parkway, Memphis, Tennessee 38018, and the telephone number for each institution at such address is (901) 580-6000. Additional information with respect to UPC and its subsidiaries is included in documents incorporated by reference in this Prospectus. See "AVAILABLE INFORMATION" and "DOCUMENTS INCORPORATED BY REFERENCE."

                            SELECTED FINANCIAL DATA

         The following tables present for UPC, selected consolidated financial data for the five-year period ended December 31, 1996. The information for UPC has been derived from the audited consolidated financial statements of UPC. See "AVAILABLE INFORMATION" and "DOCUMENTS INCORPORATED BY REFERENCE."


                  UNION PLANTERS CORPORATION AND SUBSIDIARIES
                            SELECTED FINANCIAL DATA



                                                                          Years Ended December 31,
                                                    ------------------------------------------------------------------
                                                        1996          1995           1994          1993          1992
                                                    ---------     ---------      ---------     ---------     ---------
                                                               (Dollars in thousands, except per share data)
INCOME STATEMENT DATA
   Net interest income ............................ $ 605,962     $ 535,997      $ 504,500     $ 439,290     $ 357,365
   Provision for losses on loans ..................    57,395        27,381          9,661        22,660        37,367
   Investment securities gains
     (losses)......................................     4,081           409        (22,515)        3,508        11,880
   Other noninterest income .......................   222,250       203,014        160,109       154,254       136,162
   Noninterest expense ............................   570,634       452,635        486,836       408,888       362,028
                                                    ---------     ---------      ---------     ---------     ---------
   Earnings before income taxes,
     extraordinary item
     and accounting changes........................   204,264       259,404        145,597       165,504       106,012
Applicable income taxes ...........................    70,526        86,648         45,174        51,864        30,219
                                                    ---------     ---------      ---------     ---------     ---------
Earnings before extraordinary
  item and accounting changes .....................   133,738       172,756        100,423       113,640        75,793
Extraordinary item and
  accounting changes, net of taxes.................         -             -              -           637         2,847
                                                    ---------     ---------      ---------     ---------     ---------
Net earnings ...................................... $ 133,738     $ 172,756      $ 100,423     $ 114,277     $  78,640
                                                    =========     =========      =========     =========     =========

PER COMMON SHARE DATA (2) & (5)
   Primary
     Earnings before extraordinary item and
       accounting changes.........................          $1.95         $2.72         $1.52          $2.19         $1.75
     Net earnings.................................           1.95          2.72          1.52           2.20          1.75
   Fully diluted
     Earnings before extraordinary item and
       accounting changes.........................           1.92          2.64          1.52           2.14          1.73
     Net earnings.................................           1.92          2.64          1.52           2.15          1.73
   Cash dividends.................................           1.08          0.98          0.88           0.72          0.60
   Book value.....................................          19.55         18.52         15.42          14.80         14.08
BALANCE SHEET DATA (AT PERIOD END)
   Total assets...................................    $15,222,563   $14,383,222   $13,425,063    $11,866,609   $10,180,375
  Loans, net of unearned income...................     10,434,070     9,041,059     8,436,650      6,615,884     5,364,377
  Allowance for losses on loans...................        166,853       156,388       154,131        141,999       114,130
  Investment securities...........................      2,956,234     3,573,054     3,592,482      3,854,767     3,370,321
  Deposits........................................     11,490,262    11,074,722    10,702,569      9,879,780     8,714,306
  Short-term borrowings...........................        714,146       838,283       699,838        300,414       343,452
  Long-term debt (3)
    Parent company................................        373,459       214,758       114,790        114,729        74,292
    Subsidiary banks..............................      1,035,257       811,819       693,002        463,055       202,847
  Total shareholders' equity......................      1,352,874     1,213,162     1,008,594        935,730       670,267
Average assets....................................     15,274,782    13,661,748    13,105,179     11,565,505     9,475,049
Average shareholders' equity......................      1,283,575     1,119,232     1,042,990        813,140       623,869
Average shares outstanding (in thousands)
   Primary........................................         64,987        60,385        59,587         43,192        35,463
   Fully diluted..................................         69,518        64,995        59,929         47,422        38,307
PROFITABILITY AND CAPITAL RATIOS
   Return on average assets.......................           0.88%         1.26%         0.77%          0.99%         0.83%
   Return on average common equity................          10.61         16.16          9.76          14.92         13.15
   Net interest income(taxable-equivalent) to
     average earnings assets (4)..................           4.41          4.38          4.31           4.29          4.26
   Loans/deposits.................................          90.81         81.64         78.83          66.96         61.56
   Common and preferred dividend payout ratio.....          50.64         32.74         40.99          28.34         32.95
   Equity/assets (period end).....................           8.89          8.43          7.51           7.89          6.58
   Average shareholders' equity/average
     total assets.................................           8.40          8.19          7.96           7.03          6.58
   Leverage ratio.................................           9.61          8.08          7.53           7.62          6.36
   Tier 1 capital to risk-weighted assets.........          15.29         13.39         12.75          14.07         11.70
   Total capital to risk-weighted assets..........          18.32         16.68         14.97          16.51         13.64

                                                                    Years Ended December 31, (1)
                                                 -------------------------------------------------------------------
                                                    1996          1995           1994          1993          1992
                                                 -----------  ------------  -------------   ----------  ------------
                                                              (Dollars in thousands, except per share data)
ASSET QUALITY RATIOS (6)
   Allowance/period end loans.....................  1.86%         1.92%          1.98%         2.27%         2.20%
   Nonperforming loans/total loans................  0.74          0.56           0.44          0.65          1.16
   Allowance/nonperforming loans..................   253           344            444           346           189
   Nonperforming assets/loans
     and foreclosed properties....................  0.92          0.67           0.58          0.96          1.83
   Provision/average loans........................  0.66          0.34           0.14          0.37          0.74
   Net charge-offs/average loans..................  0.60          0.34           0.09          0.27          0.52

------------------------------------

(1) Reference is made to "Basis of Presentation" in Note 1 to UPC's consolidated financial statements contained in the 1996 Annual Report to Shareholders.

(2) Share and per share amounts have been retroactively restated for significant acquisitions accounted for as poolings of interests.

(3)      Long-term debt includes Medium-Term Bank Notes, Federal Home Loan Bank
         (FHLB) advances, subordinated notes and debentures, obligations under capital leases, mortgage indebtedness, Trust Preferred Securities, and notes payable with maturities greater than one year.

(4) Average balances and calculations do not include the impact of the net unrealized gain or loss on available for sale securities.

(5) Leader Financial Corporation was organized as a holding company on March 18, 1993 in connection with the conversion of its principal subsidiary, Leader Federal Bank for Savings, from a federal mutual savings bank to a federally-chartered capital stock savings bank. (See
         Note 2 to UPC's consolidated financial statements contained in the 1996 Annual Report to Shareholders.) Accordingly, earnings per share for the year ended December 31, 1992 is calculated using only UPC's historical net earnings and the calculation of earnings per share for the year ended December 31, 1993 is based on UPC's historical net earnings for 1993 plus Leader's fourth quarter net earnings, since the stock conversion occurred on September 30, 1993.

(6) FHA/VA government-insured/guaranteed loans have been excluded, since they represent minimal credit risk to UPC.

RECENT DEVELOPMENTS

         1997 FIRST QUARTER UPC OPERATING RESULTS. The following table presents certain information for the three months ended March 31, 1997 and 1996. Reference is made to UPC's press release dated April 17, 1997, which is included in UPC's Current Report on Form 8-K dated April 17, 1997. See, "Incorporation of Certain Documents by Reference."


                                                                              Three Months Ended
                                                                                 March 31, (1)
                                                               -----------------------------------------------
                                                                         1997                    1996
                                                               ------------------------   --------------------
                                                                (Dollars in thousands, except per share data)
INCOME STATEMENT DATA
   Net interest income........................................          $155,276                $147,742
   Provision for losses on loans..............................            12,414                  12,949
   Investment securities gains................................               116                      61
   Other noninterest income...................................            57,336                  53,696
   Noninterest expense........................................           109,229                 117,971
   Earnings before income taxes...............................            91,085                  70,579
   Applicable income taxes....................................            31,893                  23,427
   Net earnings...............................................            59,192                  47,152
PER COMMON SHARE DATA
   Net earnings
     - primary................................................             $0.86                   $0.70
     - fully diluted..........................................              0.84                    0.68
   Cash dividends.............................................              0.32                    0.27
   Book value.................................................             20.05                   19.00
PROFITABILITY RATIOS
   Return on average assets                                                 1.61%                   1.25%
   Return on average common equity                                         18.50                   15.86
   Net interest income as a pecentage of average earnings assets
    (taxable-equivalent basis)(3).............................              4.71                    4.37
ASSET QUALITY DATA
    Allowance for losses on loans.............................          $163,980                $166,825
    Nonperforming loans.......................................            55,454                  56,677
    Nonperforming assets......................................            71,897                  67,369
    Loans 90 days or more past due
      FHA/VA government-insured/guaranteed loans                         599,723                 523,724
      All other loans.........................................            19,089                  18,967
    Allowance for losses on loans to loans (4)................              1.85                    1.95
    Nonperforming loans to loans (4)                                        0.63                    0.66
    Nonperforming assets to loans and foreclosed
      properties (4)..........................................              0.81                    0.78
    Allowance/nonperforming loans.............................               296                     294
BALANCE SHEET DATA (AT PERIOD END)
    Total assets..............................................       $14,932,464             $15,242,137
    Total loans, net of unearned income.......................        10,362,226               9,611,613
       FHA/VA government-insured/guaranteed loans.............         1,518,394               1,036,043
    Investment securities
       Available for sale (Amortized
         cost: $2,978,517 and $3,650,571).....................         3,008,886               3,693,199
       Held to maturity (Fair value:
         $188,954 at March 31, 1996)..........................                --                 187,426
    Total deposits............................................        11,395,301              11,792,889
    Long-term debt (2)........................................         1,326,565               1,079,825
    Total shareholders' equity................................         1,395,263               1,297,878
CAPITAL RATIOS
    Equity/assets.............................................              9.34                    8.52
    Leverage (3)..............................................             10.26                    8.09

---------------------------------

(1)      Interim period ratios are annualized.

(2) Includes subsidiary banks' long-term debt (primarily Federal Home Loan Bank advances and medium-term bank notes) of $943.2 million and $840.2 million at march 31, 1997 and 1996, respectively.

(3) Excludes the impact of the fair value adjustment for available for sale securities.

(4) FHA/VA government-insured/guaranteed loans have been excluded, since they represent minimal credit risk to the Corporation.

                      CERTAIN REGULATORY CONSIDERATIONS

         The following discussion sets forth certain of the material elements of the regulatory framework applicable to banks and bank holding companies and provides certain specific information related to UPC.

GENERAL

         UPC is a bank holding company registered with the Federal Reserve under the BHC Act. As such, UPC and its non-bank subsidiaries are subject to the supervision, examination, and reporting requirements of the BHC Act and the regulations of the Federal Reserve. In addition, as a savings and loan holding company, UPC is also registered with the OTS and is subject to the regulation, supervision, examination, and reporting requirements of the OTS.

         The BHC Act requires every bank holding company to obtain the prior approval of the Federal Reserve before: (i) it may acquire direct or indirect ownership or control of any voting shares of any bank if, after such acquisition, the bank holding company will directly or indirectly own or control more than 5.0% of the voting shares of the bank; (ii) it or any of its subsidiaries, other than a bank, may acquire all or substantially all of the assets of any bank; or (iii) it may merge or consolidate with any other bank holding company. Similar federal statutes require savings and loan holding companies and other companies to obtain the prior approval of the OTS before acquiring direct or indirect ownership or control of a savings association.

         The BHC Act further provides that the Federal Reserve may not approve any transaction that would result in a monopoly or would be in furtherance of any combination or conspiracy to monopolize or attempt to monopolize the business of banking in any section of the United States, or the effect of which may be substantially to lessen competition or to tend to create a monopoly in any section of the country, or that in any other manner would be in restraint of trade, unless the anticompetitive effects of the proposed transaction are clearly outweighed by the public interest in meeting the convenience and needs of the community to be served. The Federal Reserve is also required to consider the financial and managerial resources and future prospects of the bank holding companies and banks concerned and the convenience and needs of the community to be served. Consideration of financial resources generally focuses on capital adequacy which is discussed below, and consideration of convenience and needs issues includes the parties' performance under the Community Reinvestment Act of 1977 discussed in Part I, Item 1 of UPC's Annual Report on Form 10-K.

         The BHC Act, as amended by the interstate banking provisions of the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 ("Interstate Banking Act"), which became effective in September 1995, repealed the prior statutory restrictions on interstate acquisitions of banks by bank holding companies, such that UPC and any other bank holding company located in Tennessee may now acquire a bank located in any other state, and any bank holding company located outside Tennessee may lawfully acquire any Tennessee-based bank, regardless of state law to the contrary, in either case subject to certain deposit-percentage limitations, aging requirements, and other restrictions. The Interstate Banking Act also generally provides that, after June 1, 1997, national and state-chartered banks may branch interstate through acquisitions of banks in other states. By adopting legislation prior to that date, a state has the ability either to "opt in" and accelerate the date after which interstate branching is permissible or "opt out" and prohibit interstate branching altogether. As of the date of this Proxy Statement, none of the states in which the banking subsidiaries of UPC are located has either moved up the date after which interstate branching will be permissible or "opted out." Assuming no state action prior to June 1, 1997, UPC would be able to consolidate all of its bank subsidiaries into a single bank with interstate branches following that date.

         The BHC Act generally prohibits UPC from engaging in activities other than banking or managing or controlling banks or other permissible subsidiaries and from acquiring or retaining direct or indirect control of any company engaged in any activities other than those activities determined by the Federal Reserve to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. In determining whether a particular activity is permissible, the Federal Reserve must consider whether the performance of such an activity reasonably can be expected to produce benefits to the public, such as greater convenience, increased competition, or gains in efficiency, that outweigh possible adverse effects, such as undue concentration of resources, decreased or unfair competition, conflicts of interest, or unsound banking practices. For example, factoring accounts receivable, acquiring or servicing loans, leasing personal property, conducting discount securities brokerage activities, performing certain data processing services, acting as agent or broker in selling credit life insurance and certain other types of insurance in connection with credit transactions, and performing certain insurance underwriting activities all have been determined by the Federal Reserve to be permissible activities of bank holding companies. The BHC Act does not place territorial limitations on permissible nonbanking activities of bank holding companies. Despite prior approval, the Federal Reserve has the power to order a holding company or its subsidiaries to terminate any activity or to terminate its ownership or control of any subsidiary when it has reasonable cause to believe that continuation of such activity or such ownership or control constitutes a serious risk to the financial safety, soundness, or stability of any bank subsidiary of that bank holding company.

         Each of the subsidiary depository institutions of UPC is a member of the FDIC, and as such, its deposits are insured by the FDIC to the extent provided by law. Each such subsidiary is also subject to numerous state and federal statutes and regulations that affect its business, activities, and operations, and each is supervised and examined by one or more state or federal bank regulatory agencies.

         The regulatory agencies having supervisory jurisdiction over the subsidiary institutions of UPC (the FDIC and the applicable state authority in the case of state-chartered nonmember banks, the OTS in the case of federally chartered thrift institutions, the Federal Reserve in the case of state-chartered member banks, and the Office of the Comptroller of the Currency (the "OCC") in the case of national banks) regularly examine the operations of such institutions and have authority to approve or disapprove mergers, consolidations, the establishment of branches, and similar corporate actions. The federal and state banking regulators also have the power to prevent the continuance or development of unsafe or unsound banking practices or other violations of law.

PAYMENT OF DIVIDENDS

         UPC is a legal entity separate and distinct from its banking, thrift, and other subsidiaries. The principal sources of cash flow of UPC, including cash flow to pay dividends to its shareholders, are dividends from its subsidiary depository institutions. There are statutory and regulatory limitations on the payment of dividends by these subsidiary depository institutions to UPC, as well as by UPC to its shareholders.

         As to the payment of dividends, each of UPC's state-chartered banking subsidiaries is subject to the respective laws and regulations of the state in which such bank is located, and to the regulations of the bank's primary federal regulator. UPC's subsidiaries that are thrift institutions are subject to the OTS' capital distributions regulation, and those that are national banks are subject to the regulations of the OCC.

         If, in the opinion of the federal banking regulator, a depository institution under its jurisdiction is engaged in or is about to engage in an unsafe or unsound practice (which, depending on the financial condition of the depository institution, could include the payment of dividends), such agency may require, after notice and hearing, that such institution cease and desist from such practice. The federal banking agencies have indicated that paying dividends that deplete a depository institution's capital base to an inadequate level would be an unsafe and unsound banking practice. Under the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"), a depository institution may not pay any dividend if payment would cause it to become undercapitalized or if it already is undercapitalized. See "--Prompt Corrective Action." Moreover, the federal agencies have issued policy statements that provide that bank holding companies and insured banks should generally only pay dividends out of current operating earnings.

         At December 31, 1996, under dividend restrictions imposed under federal and state laws, the subsidiary depository institutions of UPC, without obtaining governmental approvals, could have lawfully declared aggregate dividends to UPC of approximately $86.0 million.

         The payment of dividends by UPC and its banking subsidiaries may also be affected or limited by other factors, such as the requirement to maintain adequate capital above regulatory guidelines.

CAPITAL ADEQUACY

         UPC and its subsidiary depository institutions are required to comply with the capital adequacy standards established by the Federal Reserve in the case of UPC, and the appropriate federal banking regulator in the case of each of their subsidiary depository institutions. There are two basic measures of capital adequacy for bank holding companies and their subsidiary depository institutions that have been promulgated by the Federal Reserve and each of the federal bank regulatory agencies: a risk-based measure and a leverage measure. All applicable capital standards must be satisfied for a bank holding company to be considered in compliance.

         The risk-based capital standards are designed to make regulatory capital requirements more sensitive to differences in risk profile among depository institutions and bank holding companies, to account for off-balance-sheet exposure, and to minimize disincentives for holding liquid assets. Assets and off-balance-sheet items are assigned to broad risk categories, each with appropriate weights. The resulting capital ratios represent capital as a percentage of total risk-weighted assets and off-balance-sheet items.

         The minimum guideline for the ratio ("Total Capital Ratio") of total capital ("Total Capital") to risk-weighted assets (including certain off-balance-sheet items, such as standby letters of credit) is 8.0%. At least half of Total Capital must be composed of common equity, undivided profits, minority interests in the equity accounts of consolidated subsidiaries, noncumulative perpetual preferred stock, and a limited amount of cumulative perpetual preferred stock, less goodwill and certain other intangible assets ("Tier 1 Capital"). The remainder may consist of subordinated debt, other preferred stock, and a limited amount of loan loss reserves ("Tier 2 Capital"). At December 31, 1996, UPC's consolidated Total Capital Ratio and its Tier 1 Capital Ratio (i.e., the ratio of Tier 1 Capital to risk-weighted assets) were 18.32% and 15.29%, respectively.

         In addition, the Federal Reserve has established minimum leverage ratio guidelines for bank holding companies. These guidelines provide for a minimum ratio (the "Leverage Ratio") of Tier 1 Capital to average assets, less goodwill and certain other intangible assets, of 3.0% for bank holding companies that meet certain specified criteria, including having the highest regulatory rating. All other bank holding companies generally are required to maintain a Leverage Ratio of at least 3.0%, plus an additional cushion of 100 to 200 basis points. UPC's Leverage Ratio at December 31, 1996, was 9.61%. The guidelines also provide that bank holding companies experiencing internal growth or making acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory levels without significant reliance on intangible assets. Furthermore, the Federal Reserve has indicated that it will consider a "tangible Tier 1 Capital Leverage Ratio" (deducting all intangibles) and other indicia of capital strength in evaluating proposals for expansion or new activities.

         Each of UPC's subsidiary depository institutions is subject to risk-based and leverage capital requirements adopted by its federal banking regulator, which are substantially similar to those adopted by the Federal Reserve for bank holding companies. Each of the subsidiary depository institutions was in compliance with applicable minimum capital requirements as of December 31, 1996. Neither UPC, nor any of its subsidiary depository institutions has been advised by any federal banking agency of any specific minimum capital ratio requirement applicable to it.

         Failure to meet capital guidelines could subject a bank or thrift to a variety of enforcement remedies, including issuance of a capital directive, the termination of deposit insurance by the FDIC, a prohibition on the taking of brokered deposits, and certain other restrictions on its business. As described below, substantial additional restrictions can be imposed upon FDIC-insured depository institutions that fail to meet applicable capital requirements. See "--Prompt Corrective Action."

         The federal bank regulators continue to indicate their desire to raise capital requirements applicable to banking organizations beyond their current levels. In this regard, the Federal Reserve, the FDIC and the OCC have, pursuant to FDICIA, proposed an amendment to the risk-based capital standards that would calculate the change in an institution's net economic value attributable to increases and decreases in market interest rates and would require banks with excessive interest rate risk exposure to hold additional amounts of capital against such exposures. The OTS has already included an interest-rate risk component in its risk-based capital guidelines for savings associations that it regulates.

SUPPORT OF SUBSIDIARY INSTITUTIONS

         Under Federal Reserve policy, UPC is expected to act as a source of financial strength for, and to commit resources to support, each of its respective banking subsidiaries. This support may be required at times when, absent such Federal Reserve policy, UPC may not be inclined to provide it. In addition, any capital loans by a bank holding company to any of its banking subsidiaries are subordinate in right of payment to deposits and to certain other indebtedness of such banks. In the event of a bank holding company's bankruptcy, any commitment by the bank holding company to a federal bank regulatory agency to maintain the capital of a banking subsidiary will be assumed by the bankruptcy trustee and entitled to a priority of payment.

         Under the Federal Deposit Insurance Act (the "FDIA"), a depository institution insured by the FDIC can be held liable for any loss incurred by, or reasonably expected to be incurred by, the FDIC after August 9, 1989, in connection with (i) the default of a commonly controlled FDIC-insured depository institution or (ii) any assistance provided by the FDIC to any commonly controlled FDIC-insured depository institution "in danger of default." "Default" is defined generally as the appointment of a conservator or receiver, and "in danger of default" is defined generally as the existence of certain conditions indicating that a default is likely to occur in the absence of regulatory assistance. The FDIC's claim for damages is superior to claims of shareholders of the insured depository institution or its holding company, but is subordinate to claims of depositors, secured creditors, and holders of subordinated debt (other than affiliates) of the commonly controlled insured depository institution. The subsidiary depository institutions of UPC are subject to these cross-guarantee provisions. As a result, any loss suffered by the FDIC in respect of any of these subsidiaries would likely result in assertion of the cross-guarantee provisions, the assessment of such estimated losses against the depository institution's banking or thrift affiliates, and a potential loss of UPC's respective investments in such other subsidiary depository institutions.

PROMPT CORRECTIVE ACTION

         FDICIA establishes a system of prompt corrective action to resolve the problems of undercapitalized institutions. Under this system, which became effective in December 1992, the federal banking regulators are required to establish five capital categories (well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized) and to take certain mandatory supervisory actions, and are authorized to take other discretionary actions, with respect to institutions in the three undercapitalized categories, the severity of which will depend upon the capital category in which the institution is placed. Generally, subject to a narrow exception, FDICIA requires the banking regulator to appoint a receiver or conservator for an institution that is critically undercapitalized. The federal banking agencies have specified by regulation the relevant capital level for each category.

         Under the final agency rules implementing the prompt corrective action provisions, an institution that (i) has a Total Capital Ratio of 10% or greater, a Tier 1 Capital Ratio of 6.0% or greater, and a Leverage Ratio of 5.0% or greater and (ii) is not subject to any written agreement, order, capital directive, or prompt corrective action directive issued by the appropriate federal banking agency is deemed to be well capitalized. An institution with a Total Capital Ratio of 8.0% or greater, a Tier 1 Capital Ratio of 4.0% or greater, and a Leverage Ratio of 4.0% or greater is considered to be adequately capitalized. A depository institution that has a Total Capital Ratio of less than 8.0%, a Tier 1 Capital Ratio of less than 4.0%, or a Leverage Ratio of less than 4.0% is considered to be undercapitalized. A depository institution that has a Total Capital Ratio of less than 6.0%, a Tier 1 Capital Ratio of less than 3.0%, or a Leverage Ratio of less than 3.0% is considered to be significantly undercapitalized, and an institution that has a tangible equity capital to assets ratio equal to or less than 2.0% is deemed to be critically undercapitalized. For purposes of the regulation, the term "tangible equity" includes core capital elements counted as Tier 1 Capital for purposes of the risk-based capital standards, plus the amount of outstanding cumulative perpetual preferred stock (including related surplus), minus all intangible assets with certain exceptions. A depository institution may be deemed to be in a capitalization category that is lower than is indicated by its actual capital position if it receives an unsatisfactory examination rating.

         An institution that is categorized as undercapitalized, significantly undercapitalized, or critically undercapitalized is required to submit an acceptable capital restoration plan to its appropriate federal banking agency. Under FDICIA, a bank holding company must guarantee that a subsidiary depository institution meet its capital restoration plan, subject to certain limitations. The obligation of a controlling bank holding company under FDICIA to fund a capital restoration plan is limited to the lesser of 5.0% of an undercapitalized subsidiary's assets or the amount required to meet regulatory capital requirements. An undercapitalized institution is also generally prohibited from increasing its average total assets, making acquisitions, establishing any branches, or engaging in any new line of business, except in accordance with an accepted capital restoration plan or with the approval of the FDIC. In addition, the appropriate federal banking agency is given authority with respect to any undercapitalized depository institution to take any of the actions it is required to or may take with respect to a significantly undercapitalized institution as described below if it determines "that those actions are necessary to carry out the purpose" of FDICIA.

         For those institutions that are significantly undercapitalized or undercapitalized and either fail to submit an acceptable capital restoration plan or fail to implement an approved capital restoration plan, the appropriate federal banking agency must require the institution to take one or more of the following actions: (i) sell enough shares, including voting shares, to become adequately capitalized; (ii) merge with (or be sold to) another institution (or holding company), but only if grounds exist for appointing a conservator or receiver; (iii) restrict certain transactions with banking affiliates as if the "sister bank" exception to the requirements of Section 23A of the Federal Reserve Act did not exist; (iv) otherwise restrict transactions with bank or non-bank affiliates; (v) restrict interest rates that the institution pays on deposits to "prevailing rates" in the institution's "region;" (vi) restrict asset growth or reduce total assets; (vii) alter, reduce, or terminate activities; (viii) hold a new election of directors; (ix) dismiss any director or senior executive officer who held office for more than 180 days immediately before the institution became undercapitalized, provided that in requiring dismissal of a director or senior officer, the agency must comply with certain procedural requirements, including the opportunity for an appeal in which the director or officer will have the burden of proving his or her value to the institution; (x) employ "qualified" senior executive officers; (xi) cease accepting deposits from correspondent depository institutions; (xii) divest certain nondepository affiliates which pose a danger to the institution; or
(xiii) be divested by a parent holding company. In addition, without the prior approval of the appropriate federal banking agency, a significantly undercapitalized institution may not pay any bonus to any senior executive officer or increase the rate of compensation for such an officer.

         At December 31, 1996, all of the subsidiary depository institutions of UPC had the requisite capital levels to qualify as well capitalized.

       DESCRIPTION OF UPC CAPITAL STOCK DESCRIPTION OF UPC CAPITAL STOCK

         UPC's Charter currently authorizes the issuance of 100,000,000 shares of UPC Common Stock and 10,000,000 shares of UPC preferred stock ("UPC Preferred Stock"). As of March 31, 1997, 66,010,936 shares of UPC Common Stock were issued and outstanding and approximately 3,239,000 shares were subject to issuance through the exercise of options granted pursuant to UPC's 1992 and 1983 Stock Option Plans and other employee, officer and director benefit plans; approximately 3,312,000 shares were authorized for issuance pursuant to said plans but not yet subject to option grants or otherwise issued; and approximately 3,596,843 shares were authorized for issuance and reserved for conversion of certain outstanding shares of UPC Preferred Stock. In addition, as of March 31, 1997, 2,877,474 shares of UPC's 8% Cumulative, Convertible Preferred Stock, Series E (the "Series E Preferred Stock") were issued and outstanding. As of April 21, 1997, none of UPC's authorized shares of Series A Preferred Stock were issued and outstanding nor is management aware of the existence of circumstances from which it may be inferred that such issuance is imminent. THE CAPITAL STOCK OF UPC DOES NOT REPRESENT OR CONSTITUTE A DEPOSIT ACCOUNT AND IS NOT INSURED BY THE FDIC, THE BANK INSURANCE FUND, THE SAVINGS ASSOCIATION INSURANCE FUND OR ANY GOVERNMENTAL AGENCY.

UPC COMMON STOCK

         GENERAL. Shares of UPC Common Stock may be issued at such time or times and for such consideration (not less than the par value thereof) as the UPC Board may deem advisable, subject to such limitations as may be set forth in the laws of the State of Tennessee, UPC's Charter or Bylaws or the rules of the NYSE. UPNB, a wholly-owned subsidiary of UPC, is the Registrar, Transfer Agent and Dividend Disbursing Agent for shares of UPC Common Stock. Its address is Union Planters National Bank, Corporate Trust Department, 6200 Poplar Avenue, Third Floor, Memphis, Tennessee 38119. Its mailing address is P.O. Box 387, Memphis, Tennessee 38147.

         DIVIDENDS. Subject to the preferential dividend rights applicable to outstanding shares of the UPC Preferred Stock and subject to applicable requirements, if any, with respect to the setting aside of sums for purchase, retirement or sinking funds, if any, for all outstanding UPC Preferred Stock, the holders of the UPC Common Stock are entitled to receive, to the extent permitted by law, only such dividends as may be declared from time to time by the UPC Board.

         UPC has the right to, and may from time to time, enter into borrowing arrangements or issue other debt instruments, the provisions of which may contain restrictions on payment of dividends and other distributions on UPC Common Stock and UPC Preferred Stock; however, UPC has no such arrangements in effect at the date hereof.

         LIQUIDATION RIGHTS. In the event of the voluntary or involuntary liquidation, dissolution, distribution of assets or winding-up of UPC, after distribution in full of the preferential amounts required to be distributed to the holders of UPC Preferred Stock, holders of UPC Common Stock will be entitled to receive all of the remaining assets of UPC, of whatever kind, available for distribution to shareholders ratably in proportion to the number of shares of UPC Common Stock held. The UPC Board may distribute in kind to the holders of UPC Common Stock such remaining assets of UPC or may sell, transfer or otherwise dispose of all or any part of such remaining assets to any other person or entity and receive payment therefor in cash, stock or obligations of such other person or entity, and may sell all or any part of the consideration so received and distribute any balance thereof in kind to holders of UPC Common Stock. Neither the merger or consolidation of UPC into or with any other corporation, nor the merger of any other corporation into UPC, nor any purchase or redemption of shares of stock of UPC of any class, shall be deemed to be a dissolution, liquidation or winding-up of UPC for purposes of this paragraph.

         Because UPC is a holding company, its right and the rights of its creditors and shareholders, including the holders of UPC Preferred Stock and UPC Common Stock, to participate in the distribution of assets of a subsidiary on its liquidation or recapitalization may be subject to prior claims of such subsidiary's creditors except to the extent that UPC itself may be a creditor having recognized claims against such subsidiary.

UPC PREFERRED STOCK

         SERIES A PREFERRED STOCK. UPC's Charter provides for the issuance of up to 250,000 shares (subject to adjustment by action of the UPC Board) of Series A Preferred Stock under certain circumstances involving a potential change in control of UPC. None of such shares are outstanding and management is aware of no facts suggesting that issuance of such shares may be imminent. The Series A Preferred Stock is described in more detail in UPC's Registration Statement on Form 8-A, dated January 19, 1989, and filed February 1, 1989 (SEC File No. 0-6919) which is incorporated by reference herein.

         SERIES E PREFERRED STOCK. 2,877,474 shares of Series E Preferred Stock were outstanding as of March 31, 1997. All shares of Series E Preferred Stock have a stated value of $25.00 per share. Dividends are payable at the rate of $0.50 per share per quarter and are cumulative. The Series E Preferred Stock is convertible at the rate of 1.25 shares of UPC Common Stock for each share of Series E Preferred Stock. The Series E Preferred Stock is not subject to any sinking fund provisions and has no preemptive rights. Such shares have a liquidation preference of $25.00 per share plus unpaid dividends accrued thereon and, at UPC's option and with the prior approval of the Federal Reserve, are subject to redemption by UPC at any time or from time to time after March 31, 1997 at a redemption price of $25.00 per share plus any unpaid dividends. Holders of Series E Preferred Stock have no voting rights except as required by law and in certain other limited circumstances. See "CERTAIN REGULATORY CONSIDERATIONS--Payment of Dividends."

                              SELLING SHAREHOLDERS

         The table below sets forth the name of each Selling Shareholder, the number of shares of UPC Common Stock owned by each Selling Shareholder as of April 21, 1997, the number of shares offered hereby for each Selling Shareholder, the amount and percentage (if one percent or more) of the UPC Common Stock to be owned by each Selling Shareholder, assuming that all of the shares of UPC Common Stock offered for sale by such Selling Shareholder are sold, and the nature of any material relationship that the Selling Shareholder has had within the past three years with UPC or any of its affiliates. The information in the following table as to each Selling Shareholder was supplied to UPC by the Selling Shareholder.

                                                                                    Percentage of UPC
                             Number of Shares of        Number of Shares of           Common Stock
                              UPC Common Stock           UPC Common Stock              to be Owned
Selling Shareholder            Currently Owned            Offered Hereby           After the Offering
-------------------            ---------------            --------------           ------------------
K. Edward Alexander (1)(2)(3)        2,737                      2,737                      (8)
Travis R. Anderson (4)               3,650                      3,650                      (8)
James R. Arnold (1)(2)(4)(5)        15,210                     15,210                      (8)
Jeffrey A. Greene                      608                        608                      (8)
C.O. Holdbrooks (1)(4)               4,867                      4,867                      (8)
Bill G. Looper and
  Carolyn J. Looper (4)              4,867                      4,867                      (8)
Charlovene Looper (4)                3,650                      3,650                      (8)
Jack P. Ray, Sr. (1) (4)             4,867                      4,867                      (8)
Sirrom Investments, Inc. (4)         3,598                      3,598                      (8)
Daniel W. Small (4)                  1,216                      1,216                      (8)
Nancy C. Small (4)                   6,084                      6,084                      (8)
R. Stuart Warner (1)(6)              2,555                      2,555                      (8)
Richard M. Watkins (1)               1,216                      1,216                      (8)
Margaret A. Yeager (1)(2)(4)(7)      4,867                      4,867                      (8)

---------------------------------

(1)      Served as a director of PFIC prior to UPC's acquisition of PFIC.

(2)      Serves as a director of PFIC, an affiliate of UPC.

(3) Served as Executive Vice President of PFIC, prior to UPC's acquisition of PFIC, and continues to serve as Executive Vice President of PFIC, an affiliate of UPC.

(4)      Held 5% or more of PFIC prior to UPC's acquisition of PFIC.

(5) Served as President of PFIC prior to UPC's acquisition of PFIC and continues to serve as President of PFIC, an affiliate of UPC.

(6)      Served as Senior Vice President of PFIC prior to UPC's acquisition of
         PFIC.

(7) Served as Senior Vice President of PFIC prior to UPC's acquisition of PFIC and continues to serve as Senior Vice President of PFIC, an affiliate of UPC.

(8)      Less than 1%.

                              PLAN OF DISTRIBUTION

         Any or all of the shares of UPC Common Stock offered hereby may be sold from time to time by the Selling Shareholders. The Selling Shareholders may sell their shares in transactions through the NYSE, in negotiated transactions, or by a combination of such methods of sale. The shares of UPC Common Stock may be offered at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, or at negotiated prices. Such prices will be determined by each Selling Shareholder or by agreement between the Selling Shareholder and his or her underwriter, broker-dealer, or agent.

         Any underwriter, broker-dealer, or agent participating in the distribution of the shares of UPC Common Stock offered hereby may receive compensation in the form of underwriting discounts, concessions, commissions, or fees from the Selling Shareholders or the purchasers of the shares of UPC Common Stock (or both). Such compensation may be in excess of customary commissions. In addition, the Selling Shareholders and any underwriter, broker-dealer, or agent that participates in the distribution of the shares of UPC Common Stock may be deemed to be an underwriter under the Securities Act (although neither UPC nor the Selling Shareholder so concedes), and any profit on the sale of shares of UPC Common Stock and any discount, concession, or commission received by any of such underwriter, broker-dealer, or agent, may be deemed to be underwriting discounts and commissions under the Securities Act.

         Certain agreements between UPC and the Selling Shareholders provide that UPC will pay all the expenses incident to the Registration Statement and certain other expenses related to the offering of the shares of UPC Common Stock, other than underwriting fees, discounts, or commissions attributable to the sale of the shares of UPC Common Stock. UPC will also indemnify the Selling Shareholders against certain liabilities and expenses in connection with the Registration Statement.

                                USE OF PROCEEDS

         The shares of UPC Common Stock offered hereby are for the accounts of the Selling Shareholders. Accordingly, UPC will not receive any of the proceeds from any sales of the shares of UPC Common Stock by the Selling Shareholders.

                                    EXPERTS

         The consolidated financial statements of UPC and subsidiaries incorporated in the Registration Statement by reference to the Annual Report on Form 10-K for the year ended December 31, 1996, have been so incorporated in reliance on the report by Price Waterhouse LLP, independent accountants, the authority of said firm as experts in auditing and accounting.

                                    OPINION

         The legality of the shares of UPC Common Stock will be passed upon by
E. James House, Jr., Secretary and Manager of the Legal Department of UPC. E. James House, Jr. is an officer of, and receives compensation from, UPC.

===============================================================================

   No dealer, salesperson or other individual has been authorized to give any information or to make any representations other than those contained or incorporated by reference in this Prospectus in connection with the offer made by this Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by UPC or any agent or underwriter. Neither the delivery of this Prospectus nor any sale made hereunder shall under any circumstance create an implication that there has been no change in the affairs of UPC since the date hereof. This Prospectus does not constitute an offer or solicitation by anyone in any state in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make such offer or solicitation.

                          ---------------------------



            TABLE OF CONTENTS

                                              PAGE

               PROSPECTUS

   Available Information.................
   Incorporation of Certain
     Documents by Reference..............
   The Company...........................
   Selected Consolidated
     Financial Data......................
   Certain Regulatory
     Considerations......................
   Description of UPC Capital
     Stock...............................
   Selling Shareholders..................
   Plan of Distribution..................
   Use of Proceeds.......................
   Experts...............................
   Opinion...............................

===============================================================================

                                 UNION PLANTERS
                                  CORPORATION

                                  COMMON STOCK



                          ---------------------------

                                   PROSPECTUS

                          ---------------------------



                             ________________, 1997

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 14.          OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

         The estimated expenses, other than underwriting or broker-dealer fees, discounts and commissions, in connection with the offering are as follows:

         Securities Act Registration Fee.......................  $    779
         Printing Expenses (estimated).........................     5,000
         Legal Fees and Expenses (estimated)...................     5,000
         Accounting Fees and Expenses (estimated)..............     5,000
         Blue Sky Fees and Expenses (estimated)................     1,000
         Miscellaneous (estimated).............................        --
                Total..........................................    16,779

ITEM 15.          INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         The Restated Charter of the Registrant provides as follows:

         TWELFTH:          INDEMNIFICATION OF CERTAIN PERSONS:

                  To the fullest extent permitted by Tennessee law, the Corporation may indemnify or purchase and maintain insurance to indemnify any of its directors, officers, employees or agents and any persons who may serve at the request of the Corporation as directors, officers, employees, trustees or agents of any other corporation, firm, association, national banking association, state-chartered bank, trust company, business trust, organization or any other type of entity whether or not the Corporation shall have any ownership interest in such entity. Such indemnification(s) may be provided for in the Bylaws, or by resolution of the Board of Directors or by appropriate contract with the person involved.

         Article V, INDEMNIFICATION, of the Registrant's Amended and Restated Bylaws provides as follows:

                  The Corporation does hereby indemnify its directors and officers to the fullest extent permitted by the laws of the State of Tennessee and by ARTICLE TWELFTH of its Charter. The Corporation may indemnify any other person to the extent permitted by the Charter and by applicable law.

                  Indemnification of corporate directors and officers is governed by Sections 48-18-501 through 48-18-509 of the Tennessee Business Corporation Act (the "Act"). Under the Act, a person may be indemnified by a corporation against judgments, fines, amounts paid in settlement and reasonable expenses (including attorneys' fees) actually and necessarily incurred by him in connection with any threatened or pending suit or proceeding or any appeal thereof (other than an action by or in the right of the corporation), whether civil or criminal, by reason of the fact that he is or was a director or officer of the corporation or is or was serving at the request of the corporation as a director or officer, employee or agent of another corporation of any type or kind, domestic or foreign, if such director or officer acted in good faith for a purpose which he reasonably believed to be in the best interest of the corporation and, in criminal actions or proceedings only, in addition, had no reasonable cause to believe that his conduct was unlawful. A Tennessee corporation may indemnify a director or officer thereof in a suit by or in the right of the corporation against amounts paid in settlement and reasonable expenses, including attorneys' fees, actually and necessarily incurred as a result of such suit unless such director or officer did not act in good faith or with the degree of diligence, care and skill which ordinarily prudent men exercise under similar circumstances and in like positions.

                  A person who has been wholly successful, on the merits or otherwise, in the defense of any of the foregoing types of suits or proceedings is entitled to indemnification for the foregoing amounts. A person who has not been wholly successful in any such suit or proceeding may be indemnified only upon the order of a court or a finding that the director or officer met the required statutory standard of conduct by (i) a majority vote of a disinterested quorum of the Board of Directors, (ii) the Board of Directors based upon the written opinion of independent legal counsel to such effect, or (iii) a vote to the shareholders.



ITEM 16.          EXHIBITS.

         The following exhibits are filed herein or have been, as noted, previously filed:


Exhibit No.                           Description
-----------     ---------------------------------------------------------------



4.1             Restated Charter of Union Planters Corporation.
                (Incorporated by reference to exhibit 3(a) to the Annual
                Report on Form 10-K of UPC, dated December 31, 1996.)

4.2             Amended and Restated Bylaws of Union Planters Corporation.
                (Incorporated by reference to exhibit 3(b) to the Annual
                Report on Form 10-K of UPC, dated December 31, 1996.)

5.1             Opinion of E. James House, Jr., Secretary and Manager of the
                Legal Department of Union Planters Corporation, as to the validity of the shares of UPC Common Stock.

23.1            Consent of Price Waterhouse LLP.

23.2            Consent of E. James House, Jr., Secretary and Manager of the
                Legal Department of Union Planters Corporation (included in
                Exhibit 5.1).

24.1            Power of Attorney (contained on the signature page hereof).

ITEM 17.          UNDERTAKINGS.

         The undersigned Registrant hereby undertakes:

         (1) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (2) That for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

         (3) That for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (4) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

         (5) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Memphis, State of Tennessee on this the 21st day of April, 1997.

                      REGISTRANT

                      UNION PLANTERS CORPORATION


                      By: /s/ Benjamin W. Rawlins, Jr.
                         ---------------------------------------------------
                           Benjamin W. Rawlins, Jr.
                           Chairman of the Board and Chief Executive Officer

         KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Benjamin W. Rawlins, Jr. and E. James House, Jr. and each of them, his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place, and stead, in any and all capacities, to sign any or all amendments to this registration statement, and to file the same with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agents, or their substitutes, may lawfully do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities indicated on the 21st day of April, 1997.


         SIGNATURES                                            TITLE
         ----------                                            -----
         /s/ Benjamin W. Rawlins, Jr.                          Chairman of the Board, Chief Executive
         ---------------------------------------               Officer, Director (Principal Executive Officer)
         Benjamin W. Rawlins, Jr.


         /s/ John W. Parker                                    Executive Vice President and
         ---------------------------------------               Chief Financial Officer (Principal Financial
         John W. Parker                                           Officer)



         /s/ M. Kirk Walters                                   Senior Vice President, Treasurer, and
         ---------------------------------------                  Chief Accounting Officer
         M. Kirk Walters


         /s/ Albert M. Austin                                  Director
         ---------------------------------------
         Albert M. Austin

         SIGNATURES                                            TITLE
         ----------                                            -----
         /s/ Edgar H. Bailey                                   Director
         ---------------------------------------
         Edgar H. Bailey


         /s/ Marvin E. Bruce                                   Director
         ---------------------------------------
         Marvin E. Bruce


         /s/ George W. Bryan                                   Director
         ---------------------------------------
         George W. Bryan


         /s/ Robert B. Colbert, Jr.                            Director
         ---------------------------------------
         Robert B. Colbert, Jr.


         /s/ James E. Harwood                                  Director
         ---------------------------------------
         James E. Harwood


         /s/ Parnell S. Lewis, Jr.                             Director
         ---------------------------------------
         Parnell S. Lewis, Jr.


                                                               Director
         ---------------------------------------
         C. J. Lowrance, III

         /s/ Jackson W. Moore                                  President and Director
         ---------------------------------------
         Jackson W. Moore


         /s/ Stanley D. Overton                                Director
         ---------------------------------------
         Stanley D. Overton


         /s/ V. Lane Rawlins                                   Director
         ---------------------------------------
         V. Lane Rawlins


         /s/ Donald F. Schuppe                                 Director
         ---------------------------------------
         Donald F. Schuppe


         /s/ Mike P. Sturdivant                                Director
         ---------------------------------------
         Mike P. Sturdivant


         /s/ Richard A. Trippeer, Jr.                          Director
         ---------------------------------------
         Richard A. Trippeer, Jr.

         /s/ Spence L. Wilson                                  Director
         ---------------------------------------
         Spence L. Wilson


                                                               Director
         ---------------------------------------
         Milton J. Womack